Exhibit 107

Calculation of Filing Fee Tables

S-1

(Form Type)

ChampionsGate Acquisition Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Security	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Equity	Units, each consisting of one class A ordinary share, $0.0001 par value and one right to acquire one-eighth of one class A ordinary share(2)	Rule 457(a)	23,000,000	$10.00	$230,000,000	0.0001531	$35,213
Equity	Class A ordinary shares included as part of the units(3)	Rule 457(g)	23,000,000	—	—	—	—
Other	Rights included as part of the units	Rule 457(g)	23,000,000	—	—	—	—
Equity	Class A ordinary shares underlying rights included as part of units	Rule 457(a)	2,875,000	$10.00	28,750,000	0.0001531	4,401.63
Equity	Representative Shares	Rule 457(a)	345,000	$10.00	3,450,000	0.0001531	528.19
Total Offering Amounts					$262,200,000		$40,142.82
Total Fees Previously Paid							0
Total Fee Offsets							N/A
Net Fee Due							$40,142.82

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act.

(2)	Representing 23,000,000 units including 20,000,000 units to be issued in the offering and up to 3,000,000 units which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any, each consisting of one Class A ordinary share and one right to acquire one-eighth of one Class A ordinary share.

(3)	Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.